SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 19 June 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 19 June 2026
           re: Director/PDMR Shareholding

19 June 2026

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Ron van Kemenade, a PDMR, sold 260,296 Shares at a price of 105.25 pence per Share, and 718,013 Shares at a price of 105.501 pence per Share, in both cases on 18 June 2026. Following these sales of Shares, Ron continues to be on track to achieve the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                              +44 (0) 7788 352 487
Head of Media Relations
Email: matt.smith@lloydsbanking.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transactions	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.052500	260,296
		GBP1.05501	718,013

d)	Aggregated information - Aggregated volume - Price	978,309 GBP1.054342
e)	Date of the transaction	2026-06-18
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 June 2026